Mail Stop 3561

December 18, 2008

Via Fax & U.S. Mail

Mr. Andre M. Hilliou, Chief Executive Officer
Full House Resorts, Inc.
4670 S. Fort Apache, Suite 190
Las Vegas, Nevada 89147

> **Re:** **Full House Resorts, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 27, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 001-32583**

Dear Mr. Hilliou:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the year ended December 31, 2007

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 21
Liquidity and Capital Resources, page 28
Contractual Obligations, page 31

1.   In future filings, please revise the table to include your long-term debt and any other long-term liabilities with contractual maturities. Refer to Regulation S-K, Item 303(A)(5).

Financial Statements, page F-1
Consolidated Statement of Stockholders' Equity, page F-4

2.   We note the column "Deferred Share-based Compensation" on your Consolidated Statement of Stockholders' Equity. Please note that under SFAS 123R, paragraph 74, deferred compensation accounts were to be eliminated against the appropriate equity accounts, generally paid-in-capital, upon adoption of the standard. Please revise your statement of stockholders' equity in future filings to comply with paragraph 74 of SFAS No.123R.

Notes to Consolidated Financial Statements, page F-6
Note 2. Summary of Significant Accounting Policies, page F-8
Share-Based Compensation, page F-10

3.   We note the disclosure that the company uses actual forfeitures to adjust amortization as necessary. Please note that under SFAS No. 123R forfeitures are required to be estimated rather than accounting for them as they occur. Please refer to paragraph 80 of SFAS No. 123R and advise us of your basis or rationale for the treatment used for forfeitures. To the extent your policy differs from the treatment of forfeitures required in SFAS No. 123R, please advise us of the difference in compensation expense that would have been recognized during the periods presented in your financial statements under the method required by SFAS No. 123R. We may have further comment upon receipt of your response.

Note 3. Acquisition of Stockman's Casino, page F-11

4.   We note that goodwill recognized in the amount of $10.3 million represents approximately 37% of the total purchase price. Please revise future filings to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141. Also, please explain why no other intangible assets such as tradenames, customer or vendor relationships, favorable or unfavorable contracts, or any other identifiable intangible assets were recognized

in connection with this acquisition. Your response should explain in detail what consideration was given to the existence and valuation of any other intangible assets as part of the purchase price allocation and should also explain how the fair values assigned to the various categories of assets and liabilities acquired were determined.

Note 6. Contract Rights, page F-13

5.   Please tell us and revise Note 6 to explain the nature and terms of the transaction which resulted in the $10,000,000 increase in "Michigan project, additional" contract rights during 2007. Also, please tell us and disclose in future filings the period over which these additional contract costs are being amortized to expense and explain how this period was determined.

6.   In a related matter, please explain why the obligation related to the acquired contract rights as discussed in Note 9 on page F-16 has been recorded as a long-term liability in the company's financial statements. Explain in detail the payment terms associated with the balance due of $9.5 million on the contract rights acquired from Green Acres and supplementally provide us with a copy of the related acquisition agreement. Also, please explain why you believe it was appropriate to recognize this additional $9.5 million of contract rights and the related long-term obligation in December 2007 when the management agreement between GEM and the Michigan tribe was approved. In this regard, we note from the disclosures in Note 9 that GEM has been in discussion with lenders to arrange an add-on financing security as part of the overall project financing to fund the balance of the Green Acres purchase price but based on your disclosures, it does not appear that this financing was in place at December 31, 2007. We may have further comment upon receipt of your response.

Note 16. Segment Reporting, page F-20

7.   Please reconcile the 2007 consolidated total assets of $56,163,015 with the total assets on the balance sheet of $63,123,777. To the extent you have reconciling items between total assets for the segments and total assets on the balance sheet, please revise future filings to disclose the differences. Refer to the disclosure requirements outlined in paragraph 32c of SFAS No. 131.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008

Consolidated Statements of Cash Flows, page 5

8.   We note your presentation of "Net cash provided by operating activities" as a single line item. We refer to prior comments 18 and 15 from SEC letters dated

August 29, 2006 and October 10, 2006 respectively. As it appears as though you have several significant changes in working capital line items on your balance sheet, please expand your statement of cash flows in <u>all</u> future filings to disclose these significant changes. Refer to the guidance outlined in paragraphs 28 and 29 of SFAS No. 95.

Notes to Condensed Consolidated Financial Statements (unaudited), page 6
Note 6. Contract Rights, page 9

9.   We note that an additional $2.1 million of financing costs on behalf of the Authority were paid by GEM during the second quarter of 2008. Please tell us why you believe this $2 million is appropriately classified as additional contract rights rather than a note receivable. Please specifically tell us what contractual rights GEM received as a condition to advancing the funds. We may have further comment upon receipt of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of continuing operations, page 22
Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007, page 22

Other Income (expense), page 22

10.   We note the disclosure on page 22 indicating that other income for the three months ended September 30, 2007, includes non-recurring revenues of $272,138 of income related to a release of a payment guarantee for the Michigan project's architects. Please tell us and revise future filings to explain in further detail the nature of this $272,138 of income related to the release of a payment guarantee. We may have further comment upon receipt of your response.

Income Taxes, page 22

11.   We note the disclosure on page 22 of MD&A indicating that during the third quarter of 2007, a $380,516 adjustment was made to reduce income tax expense related to a change in estimate of the annual estimated tax provision for 2007. Please tell us in further detail the specific nature and timing of the changes in facts or circumstances that resulted in this change in estimate during the third quarter of 2007.

<u>Liquidity and Capital Resources, page 24</u>
<u>Other projects, page 26</u>

12.   We note that you expect to receive advances to the Nambe Pueblo in the amount
       of $661,600 related to the project that was discontinued in March 2008. We
       further note that you expect to receive such advances, but have yet to negotiate
       terms. Please tell us, and revise to disclose, the status of your negotiations to
       receive such advances. Furthermore, please tell us why you expect to receive the
       full amount of the advances given that the project has been discontinued and you
       have no negotiated agreement on repayment terms. We may have further
       comment upon receipt of your response.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief